Exhibit 99.6

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769) of Barrick Gold Corporation (the “Company”) and the Registration Statements on Form F-9 and Form F-3 of the Company, Barrick North America Finance LLC and Barrick Gold Financeco LLC (File Nos. 333-151327, 333-151327-02 and 333-151327-01) of our report dated February 19, 2009 relating to the Company’s consolidated financial statements and the effectiveness of internal control over financial reporting which appears in the Company’s Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 30, 2009